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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _______)*

                                  DYCAM, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                  267462 10 9
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                                (CUSIP Number)

                              Clifford L. Neuman
    Neuman & Drennen, LLC, 1507 Pine St., Boulder, CO 80302 (303) 449-2100
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   12/31/97
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                             Page 1 of ____ Pages
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                                 SCHEDULE 13D

CUSIP NO.                                         Page ____ of ____ Pages
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(1)  Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above
     Persons

     Power Curve, Inc.
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(2)  Check the Appropriate Box if a Member   (a) [ ]
     of a Group*                             (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds*

     WC
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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)
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(6)  Citizenship or Place of Organization

     Wyoming
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Number of Shares              (7)  Sole Voting Power
Beneficially Owned                      216,000
by Each Reporting             ---------------------------------------------
Person With                   (8)  Shared Voting Power

                              ---------------------------------------------
                              (9)  Sole Dispositive Power
                                        216,000
                              ---------------------------------------------
                              (10) Shared Dispositive Power

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     216,000
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(12) Check if the Aggregate Amount in the Row (11) Excludes Certain
     Shares* [ ]
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(13) Percent of Class Represented by Amount in Row (11)
     6.9%
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(14) Type of Reporting Person*

     Corporation
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                     *SEE INSTRUCTION BEFORE FILLING OUT!
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                                             Page ____ of ____ Pages
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ITEM 1.   SECURITY AND ISSUER

          This Schedule 13d relates to the common stock of DYCAM, INC., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

                                  DYCAM, INC.
                               9414 Eton Avenue
                             Chatsworth, CA 91311

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by the following reporting person:

          POWER CURVE, INC.
          7518 Elbow Bend Road, Bldg. A, Suite I
          P.O. Box 3463
          Carefree, Arizona 85377

          Voting and investment power with respect to the securities held by the reporting person is exercised by its Sole Director, John C. Power.

          POWER CURVE, INC. is a corporation organized under the laws of the State of Wyoming, whose principal offices and place of business are as stated above. During the past five years, neither the company, nor any of its officers or directors, has been convicted in a civil proceeding or been subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or states securities laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          POWER CURVE, INC. acquired the shares of the Issuer on December 31, 1997. Future purchases of the Issuer's securities by the reporting person, if any, are expected to be made out of corporate funds.

ITEM 4.   PURPOSE OF TRANSACTION

          POWER CURVE, INC. has acquired the Issuer's common stock for investment purposes. POWER CURVE, INC. may acquire additional securities of the Issuer or dispose of securities of the Issuer.

          In September 1997, the reporting person, made an information offer to the Company's Board of Directors to acquire control of the Company. There was no response to the offer made.

          The reporting person has no current plan or is subject to any current proposal to effectuate any change in control of management or otherwise attempt to influence management in any hostile or antagonistic manner, but may change its plans in the future.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          POWER CURVE, INC. would be deemed to be the beneficial owner of 216,000 shares of the Issuer's common stock. Based upon information contained in the most recently available filing with the Securities and Exchange Commission, the Issuer has approximately 3,120,835 shares of common stock issued and outstanding. The 216,000 shares beneficially owned by the reporting person represent approximately 6.9% of the Issuer's outstanding common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                January 12, 1998
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                                (Date)

                                POWER CURVE, INC.
                                    /s/ Clifford L. Neuman
                                By: ------------------------------------
                                    (Signature)

                                /s/ Clifford L. Neuman, attorney-in fact
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                                (Name/Title)